Exhibit 11

	Year ended December 31,
	2008	2007	2006
Basic:
Weighted average shares outstanding	16,464,760	15,810,705	15,274,498

Net Loss	$(10,652)	$(6,585)	$(6,782)

Basic loss per share:	$(0.65)	$(0.42)	$(0.44)

Diluted:
Weighted average shares outstanding	16,464,760	15,810,705	15,274,498

Net effect of dilutive stock options and warrants based on the treasury stock method using the year-end market price, if higher than average market price	-	-	-

Total	16,464,760	15,810,705	15,274,498

Net loss:
Net loss	$(10,652)	$(6,585)	$(6,782)

Diluted loss per share:
Total	$(0.65)	$(0.42)	$(0.44)